Filed by Sycamore Networks, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                Subject Company: Allen Organ Co.
                                                   Commission File No. 000-00275

This filing relates to a planned merger between Sycamore Networks, Inc. ("Sycamore") and Allen Organ Company ("Allen Organ") pursuant to the terms of an Agreement and Plan of Merger, dated as of April 12, 2006 (the "Merger Agreement"), by and among Sycamore, Bach Group LLC, Allen Organ, MusicCo, LLC, LandCo Real Estate, LLC, AOC Acquisition, Inc. and the representative of the holders of capital stock of Allen Organ. The Merger Agreement is on file with the U.S. Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Sycamore on April 12, 2006, and is incorporated by reference into this filing.

The following is a Q&A that was posted to the Sycamore Networks, Inc., intranet web site (SycamoreWorld) for employees on May 5, 2006.

Q:       Who is Eastern Research?
A: Eastern Research, Inc. is an innovative provider of network access solutions for wireline, wireless, and private network operators. Based in Moorestown, New Jersey, USA, Eastern Research has thousands of systems installed worldwide and a large customer base that includes major Tier 1 fixed line and mobile network operators, utility companies, government agencies, and military networks. Eastern's product portfolio includes multiservice cross-connects and access gateways that aggregate, groom, and manage bandwidth in access portions of wireline and wireless infrastructure networks. Eastern's solutions enable network operators to cost-efficiently optimize service bandwidth, streamline network operations, and deploy new services while improving performance and reliability.

Q:       What will be the advantage to Sycamore acquiring Eastern Research?
A: The addition of Eastern's field-proven products and technology will enable Sycamore to diversify and increase our customer base, expand our addressable market, and broaden our customer offerings by extending Sycamore's intelligent networking capabilities to a complementary suite of proven access solutions.

Q:       Why is Sycamore making this acquisition?
A: As broadband drives new requirements for wireline and wireless infrastructure networks, we believe there is opportunity to extend the reach of our intelligent networking expertise and proven technology assets to a broader mix of applications and market segments. We expect t he acquisition of Eastern Research will be a first step towards leveraging our strengths in the core to build a more comprehensive suite of solutions optimized for emerging broadband networks. With an established Tier 1 customer base and proven expertise in access networking, the talented team at Eastern Research will significantly enhance Sycamore's ability to meet these emerging challenges with best-in-class solutions that extend to the network edge.

Q:       What will the mission of the combined organization be?
A: The mission of the combined company will be to deliver innovative new approaches to networking that enable our customers to build resilient, scalable and agile wireline and wireless networks optimized for emerging broadband services and applications.

Q:       How will this deal benefit the customers of Sycamore and Eastern
         Research?
A: We believe the addition of Eastern's proven access solutions will significantly enhance Sycamore's ability to meet our customer's need for agile, efficient and resilient networking solutions, both today and on an ongoing basis. Backed by Sycamore's expertise in intelligent networking and strong financial resources, the combined portfolio will address a broader set of applications, enabling Sycamore to increase the value of our solutions and build more strategic partnerships with our customers as their wireline and wireless infrastructure networks evolve.

Q:       When will the deal close?
A: We currently expect the transaction to close this summer. The Boards of both companies have approved the deal. As you know, this type of transaction is subject to a number of closing conditions, including but not limited to, approval by the shareholders of Allen Organ, Sycamore's S-4 registration statement being declared effective by the Securities and Exchange Commission (SEC), and any other required regulatory approvals and other customary closing conditions. Prior to close the companies are, and will continue to operate as, independent entities.

Q: Will Eastern Research become a standalone business unit within Sycamore?
A: No. At the time of close both companies will be managed as a single, high-performance, entity.

Q:       Who will lead the new combined company?
A: Daniel E. Smith will continue to hold the position of President and CEO of Sycamore Networks.

Q:       How will this acquisition affect our existing products?
A: We do not expect the acquisition to affect Sycamore's existing products and solutions, but rather enhance them. Ultimately, the addition of Eastern's field-proven access products and technology will enable Sycamore to diversify and increase its customer base, expand our addressable market, and broaden our customer offerings by extending Sycamore's intelligent networking capabilities to a complementary suite of proven access solutions.

Q:       Will Eastern products be branded under the Sycamore brand?
A:       Yes.

Q: What should we tell Sycamore customers or partners when they ask questions regarding the acquisition?
A: If you receive specific questions from customers not covered in the existing Q&A document, please forward these through your managers.

Q:       How will the acquisition affect Sycamore employees?
A: As organizations will be integrated following the close, it is premature to predict the impact on employees. For the near term, the acquisition will have no effect on your current job and title, compensation, benefits, etc. As both companies continue to operate as independent entities, employees should continue to focus on existing goals and execute to the highest level possible. The organizational structure of the combined company will be communicated at the time of close.

Q: What will the organizational structure of the combined company look like?
A: Following the closing, both companies, Sycamore and Eastern Research, will be managed as a single, high-performance entity.
         We will communicate the combined organization at the time of close.

Q:       Will there be a reduction in headcount as a result of this acquisition?
A: While we do expect to realize certain cost synergies, our primary goal is to leverage the exceptional talent of both teams to deliver a more comprehensive portfolio of innovative solutions for wireline and wireless network operators. As we move through the integration planning process, we will take the time necessary to fully understand the go-forward needs of the combined organization, including staffing requirements, before decisions are made.

Q:       Will employees whose jobs are eliminated receive severance?
A.       Yes, consistent with Sycamore's severance policies.

Q.       Will any offices be closed as a result of this acquisition?
A: As we work through the integration planning process and identify the needs of the combined organization, we will take the time necessary to fully understand the organizational and support structure required to ensure we are best positioned to serve our customer's needs.

Q:       Will employee benefits change as a result of this acquisition?
A: As part of the integration planning process, we will be carefully evaluating the benefits program for the combined entity. Detailed information regarding benefits will be provided to employees on or about the time of close.

Q:       How will the integration planning process be handled?
A: An integration planning team is formed and starting to plan for the integration of the two companies. This Integration Planning Program consists of an Integration Management Office (IMO), a core integration team with senior representatives from key functional areas of the business, and an Executive Steering Committee that includes senior executives from both companies. In addition, the core team will be supplemented with sub-teams to address function-specific issues.

Q:       What can I do to help make the acquisition a success?
A: Stay focused on your job and continue to execute to the highest levels possible. Do not be distracted by the acquisition announcement or integration planning activities, as the transaction is not expected to close until the summer. Use that time to demonstrate that Sycamore will not lose any momentum during this interim period and will continue to meet its commitments. Please use only the messaging documents and FAQs to tell customers and partners what you know and when you will be in a position to tell them.

Q: Is there a format or process to keep employees informed during the acquisition and integration process?
A: Yes. As we have information to share and as we are in a position to share it with employees, we will be making it available on the "Acquisition Resource Center" section of SycamoreWorld. We will do our best to answer your questions. Please bear in mind, however, that in many cases we will not be in a position to provide more detailed information until on or about the time of close.

                           FORWARD LOOKING STATEMENTS

Except for historical information contained in this Q&A, statements made in this Q&A are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"). A forward-looking statement is a statement that is not a historical fact and, without limitation, includes any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like: "believe," anticipate," "expect," "estimate," "project," "will," "shall" and other words or phrases with similar meaning. We claim the protection afforded by the safe harbor for forward-looking statements provided by the PSLRA. Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the results contained in the forward-looking statements. Risks and uncertainties that may affect our ability to consummate the transactions described in this Q&A or that may cause actual results to vary materially, some of which are described within the forward-looking statements include, among others: (1) we may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause us to abandon the merger; (2) the shareholders of Allen Organ and Eastern Research, Inc. may not approve and adopt the merger agreement and the transactions contemplated by the merger agreement at the special shareholder meetings; (3) we may not be able to obtain the insurance coverage contemplated by the merger agreement, or even if obtained, we may not be successful in pursuing claims under such policies; (4) we may be unable to complete the merger or completing the merger may be more costly than expected because, among other reasons, conditions to the closing of the merger may not be satisfied; (5) problems may arise with the ability to successfully integrate the businesses of the Company and Eastern Research, Inc., which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may not be able to achieve the expected synergies from the merger or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from our expectations; (8) the combined company may be adversely affected by future legislative, regulatory, or tax changes as well as other economic, business and/or competitive factors.

The risks included here are not exhaustive. The annual reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed by the Company with the SEC include additional factors that could impact our businesses and financial performance provided in the section entitled Factors that May Affect Future Results in Management Discussion and Analysis of Financial Conditions and Results of Operations. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date of this document, except as may be required by law.

                  ADDITIONAL INFORMATION ABOUT THE TRANSACTIONS
                              AND WHERE TO FIND IT

Sycamore intends to file with the SEC a prospectus/proxy statement and other relevant materials in connection with the proposed transactions. The prospectus/proxy statement will be mailed to the stockholders of Allen Organ and Eastern Research. Investors and security holders of Allen Organ and Eastern Research are urged to read the prospectus/proxy statement and the other relevant materials when they become available because they will contain important information about Sycamore, Allen Organ, Eastern Research and the proposed transactions. The prospectus/proxy statement and other relevant materials (when they become available), and any other documents filed by Sycamore with the SEC, may be obtained free of charge at the SEC's website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Sycamore by contacting Sycamore Investor Relations at 978-250-3460. Investors and security holders may obtain free copies of certain relevant documents from Allen Organ by contacting Allen Organ Investor Relations at 610-966-2202. Investors and security holders of Allen Organ and Eastern Research are urged to read the prospectus/proxy statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transactions.